Exhibit 21.1

LIST OF SUBSIDIARIES OF UNIMIN CORPORATION

Name of Subsidiary	Jurisdiction of Organization
Unimin Patriot Holdings LLC	Delaware
Patriot Proppants Arkansas, LLC	Delaware
Unimin Specialty Minerals Inc.	Delaware
Unimin Lime LLC (d/b/a Southern Lime)	Delaware
Polymorphous Mineral Investment Corporation	Delaware
Winchester and Western Railroad Company	Virginia
Aquila Mineral Company	Delaware
Unimin Wisconsin Equipment Corporation	Delaware
Tinaco Feldspar Company LLC	Delaware
Unisil Corporation	New Jersey
Blue Earth Properties LLC	Illinois
Unimin Canada Ltd.	Ontario, Canada
Unimin Finance Company LLC	Delaware
Grupo Materias Primas S DE R L DE C.V.	Mexico
Materias Primas Monterrey S. DE R L DE C.V.	Mexico
Materias Primas Minerales de Azuazotepec S. DE R L DE C.V.	Mexico
Servicios Integrales Lampazos S. DE R L DE C.V.	Mexico
909273 Ontario Inc.	Ontario, Canada
Bison Merger Sub, Inc.	Delaware
Bison Merger Sub I, LLC	Delaware
Sibelco North America, Inc.	Delaware